Advantage Solutions Inc.

18100 Von Karman Avenue, Suite 1000

Irvine, California 92612

April 21, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Daniel Morris

Re:	Advantage Solutions Inc.

Registration Statement on Form S-1

Filed March 25, 2021

File No. 333-254716

Dear Mr. Morris:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Advantage Solutions Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m. Eastern Time on April 23, 2021, or as soon thereafter as practicable.

Please contact Chris Forrester of Shearman & Sterling LLP, counsel to the Company, at 858-342-4705, or in his absence, Yian Huang at 484-797-8229, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Advantage Solutions Inc.

By:	/s/ Bryce Robinson
Bryce Robinson General Counsel and Secretary

cc:	Tanya Domier, Advantage Solutions Inc.

Brian Stevens, Advantage Solutions Inc.

Chris Forrester, Shearman & Sterling LLP

Yian Huang, Shearman & Sterling LLP